SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July, 28, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 27, 2006 (GRUPO TMM REPORTS SECOND-QUARTER AND FIRST HALF OF 2006 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Second-Quarter and First Half of 2006

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Senior Vice President, Investor Relations	Marco Provencio
011-52-55-5629-8725 or 203-247-2420	011-52-55-5629-8708
(brad.skinner@tmm.com.mx)	011-52-55-5442-4948

(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS SECOND-QUARTER AND FIRST-HALF 2006
FINANCIAL RESULTS

 •  Gross Profit, Operating Profit and EBITDA up significally
 •  Revenue down due to sale of port assets and termination of KCSM-Ford contract
 •  Run rate guidance for EBITDA in 2007 reaffirmed
 •  Corporate SG&A reductions under way in third and fourth quarters

(Mexico City, July 27, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”), a Mexican multi-modal transportation and logistics Company, reported a loss of $0.13 per share for the second quarter of 2006 compared to a loss of $0.21 per share a year ago. The Company reported earnings of $1.26 per share for the first half of 2006 compared to earnings of $2.53 per share for the same period in 2005.

Revenues in the second quarter and first six months of 2006 compared to the same periods of 2005 were primarily impacted by the sale of TMM’s port assets in Colombia, by $5.9 million in the second quarter of 2006 and by $10.8 million in the first six months of 2006. Revenues were also impacted by $3.7 million in the second quarter of 2006 due to the cancellation of a service agreement between Ford Motor Company and Kansas City Southern de Mexico (“KSCM”) at the end of March, in which TMM was a subcontractor.

TMM reported the following results for the second quarter of 2006:
     •  Revenue of $61.3 million, down 19.0 percent from $75.7 million the previous year
     •  Operating income of $3.2 million, up $3.1 million from operating income of $0.07 million a year ago
     •  Operating margin of 5.2 percent, up 5.1 percentage points from the previous year
     •  Net loss of $7.4 million compared to a net loss of $11.7 million in the second quarter of 2005

TMM reported the following results for the first half of 2006:
     •  Revenue of $123.7 million, down 11.8 percent from $140.2 million the previous year
     •  Operating income of $4.9 million, up $3.7 million from operating income of $1.2 million a year ago
     •  Operating margin of 4.0 percent, up 3.1 percentage points from the previous year
     •  Net income of $71.5 million compared to net income of $144.0 million in the first half of 2005

Net interest expense of $6.6 million was recorded in the second quarter of 2006, compared to net interest expense of $22.4 million in the second quarter of 2005. Comprehensive financial expenses of $9.8 million, including $1.1 million attributable to the amortization of expenses associated with the Company’s debt were recorded in the second quarter of 2006 compared to comprehensive financial expenses of $29.1 million incurred in the second quarter of 2005, which included $7.2 million attributable to the amortization of expenses associated with the Company’s debt.

In the first half of 2006, TMM recorded net interest expense of $13.6 million compared to net interest expense of $42.3 million in the same period of 2005. Comprehensive financial expenses of $34.3 million, including $18.4 million attributable to the amortization of expenses associated with the debt were recorded in the first half of 2006 compared to comprehensive financial expenses of $52.6 million incurred in the first half of 2005, which included $10.6 million attributable to the amortization of expenses related to the Company’s debt.

SG’A increased $1.5 million in the second quarter of 2006 to $9.0 million compared to the 2005 period. In the first half of 2006, SG&A increased $2.6 million to $17.3 million compared to the 2005 period. The increase in the first half of 2006 was mainly due to the peso appreciation, to a one-time payment of past due bonuses to TMM employees which had been delayed for three years, to the ceased recovery of expenses from discontinued operations and to higher costs related to the operation of the IT platform.

As we stated in our first quarter conference call, TMM has structured a program to reduce its current annual corporate expenses by a further 1.5 percent of annual revenue during the second half of 2006, which will provide approximately $5.0 million in additional free cash flow on an annualized basis. Cost reductions will include the simplification of procedures at all levels impacted by corporate activities, and are being carried out during the third and fourth quarters. These reductions include the consolidation of personnel in each of the operating units producing one consolidated back office for accounting and administrative functions, the renegotiation of insurance policies at Logistics and at the Maritime division, the funding of pensions, which reduce annual expenditures and the redesign of the corporate office building which reduces on-going maintenance and energy cost in a substantial way. The corporate list of reductions continues to grow in the third quarter and is joined with further human resource personnel reductions at Logistics.

Additionally, shareholder equity improved $57.8 million in the first half of 2006.

Javier Segovia, president of Grupo TMM, said, “In the first half of 2006, we have focused on strengthening the operating profit at each of our divisions in order to improve TMM’s performance now and in 2007. We focused on operating profit as the key measure for our success and for improving our credibility with shareholders. We are focused upon profitable and sustainable growth. Throughout the year, we have overcome a number of hurdles that have made our tasks and goals more difficult to attain, and while second quarter results are still somewhat restrained, we remain committed to building a stronger company for all of our shareholders. As we approach 2007, we believe that our EBITDA run rate commitments described in earlier conference calls will be met. We are currently operating at a consolidated $35.1 million EBITDA run rate (after corporate expenses) compared to $29.2 million in the first quarter of 2006. With improvements that are currently under way in Logistics and at the Maritime division, and with corporate reductions, we remain confident in our guidance.”

“In the first half of 2006, our results have been impacted with decisions and events from the past which distracted us from the true nature of improvements now occurring. Discontinued operations and special one-time charges continued to impact our results in period-over-period comparisons. At Logistics, the termination in late March and early April of a contract between Kansas City Southern de Mexico and Ford Motor Company, in which TMM Logistics participated as a subcontractor, continued to impact the division’s results. The Kansas City Southern contract cancellation joined with other discontinued operations, including RoadRailer, pre-trip and terminal operations, cost TMM Logistics’ operating profit $1.5 million during the first half of 2006. Without these one-time charges, which are now behind us, TMM Logistics would have produced $2.7 million of operating profit for the first half of this year.

Segovia continued, “Despite these hurdles, I believe we have taken significant steps in the first half of this year to build sustainable value in the future. In the offshore segment we are in the process of growing and modernizing our fleet. The additional anchor handler tug supply vessel announced in the first quarter was received and is currently working under a two-year contract with Pemex. We have recently purchased a newly built 150-ton bollard pull anchor handler, which we expect to receive in September of this year. Also, during the third quarter of 2006, we have converted from leased to owned an additional fast crew vessel currently operating under a short-term contract.

“We believe greater opportunities exist in deeper water exploration to accelerate oil and gas production in Mexico, and we continue discussions with our clients for additional chartering of tonnage through long-term charters of Mexican flag vessels. I would like to add that the current stand-alone EBITDA run rate for the Maritime division is $43.8 million, before events that will occur during the third and fourth quarter, including the two anchor handlers and the fast crew vessel mentioned above.”

Segovia concluded, “Finally, I am very pleased to report that as of today, subject to final documentation, we are in the final stages of closing a financing facility with Deutsche Bank that will be used to redeem our outstanding 2007 Bonds and to fund capital projects.”

SEGMENT RESULTS
Maritime
In the second quarter of 2006, Maritime division reported:
     •  Revenue of $36.9 million, down 13.6 percent from last year’s $42.7 million
     •  Operating income of $8.0 million, up 70.2 percent from $4.7 million a year ago
     •  Operating margin of 21.5 percent, up 10.5 percentage points from the previous year

In the first half of 2006, Maritime division reported:
     •  Revenue of $68.1 million, down 6.2 percent from last year’s $72.6 million
     •  Operating income of $13.4 million, up 71.8 percent from $7.8 million a year ago
     •  Operating margin of 19.7 percent, up 9.0 percentage points from the previous year

Comparing second quarter and first half of 2006 with the same periods of last year, revenues at the Maritime division decreased mainly due to an increase in off-hire activity due to cyclical maintenance, particularly in the offshore and product tanker segments and to operating less vessels. However, operating income and gross profit increased, improving margins as a result of the conversion of several vessels from leased to owned status as part of the acquisition of the 40 percent stake of Seacor in the offshore business segment earlier this year. Also, margins improved due to the switch from chartered product tanker vessels in the spot market to owned vessels under long-term contracts, which all together resulted in a cost decrease in the Maritime division of 31.7 percent in the second quarter and of 23.5 percent in the first half of 2006, compared to the same periods last year.

Ports and Terminals
In the second quarter of 2006, Ports and Terminals reported:
     •  Revenue of $1.7 million, down 80.2 percent from last year’s $8.6 million
     •  Operating income of $0.1 million, unchanged from $0.1 million a year ago
     •  Operating margin of 7.8 percent, up 6.2 percentage points from the previous year

In the first half of 2006, Ports and Terminals reported:
     •  Revenue of $3.8 million, down 78.3 percent from last year’s $17.5 million
     •  Operating income of $0.7 million, down 30.0 percent from $1.0 million a year ago
     •  Operating margin of 17.8 percent, up 12.1 percentage points from the previous year

In the second quarter and first six months of 2006, the revenue decrease in Ports and Terminals was attributable to the elimination of $5.9 million and $10.8 million of revenue, respectively, generated by the Company’s port assets in Colombia, which were sold in the fourth quarter of 2005 and was also impacted by a reclassification of net revenue at the shipping agencies business segment.

At the port of Acapulco, revenues increased by 11.8 percent in the second quarter of 2006 compared to the same period last year mainly due to a $0.3 million revenue increase in the auto-handling segment. Comparing the first half of 2006 with the same period last year, revenues at Acapulco decreased by 15.0 percent impacted by a 33.4 percent revenue reduction in the cruise ship segment due to decreased calls during this period. However, the high season for this business segment begins in September and we expect 64 calls for the remainder of the year, which exceeds last years’ calls for this period.

Logistics
In the second quarter of 2006, Logistics reported:
     •  Revenue of $22.6 million, down 7.4 percent from last year’s $24.4 million
     •  Operating income of $0.6 million, up from an operating loss of $0.7 million a year ago
     •  Operating margin of 2.6 percent, up 5.6 percentage points from the previous year

In the first half of 2006, Logistics reported:
     •  Revenue of $51.8 million, up 3.2 percent from last year’s $50.2 million
     •  Operating income of $1.3 million, up 116.7 percent from $0.6 million a year ago
     •  Operating margin of 2.4 percent, up 1.2 percentage points from the previous year

In the second quarter of 2006, gross profit for this division increased from $0.5 million to $2.4 million and from $3.1 million to $4.7 million in the first six months of 2006, compared to the same periods last year. These improvements were mainly attributable to revenue increases in trucking and dedicated inbound logistics services as well as to improvements in prices and in process controls in the automotive segment, specifically in operations at Volkswagen.

In the first half of 2006, trucking has gradually improved its operating profit, from an operating income of $32,000 dollars in January to an operating income of $300,000 dollars in June, as 81 trucks and 60 trailers were added to the fleet in March and April. The division could have made an additional $1.0 million of operating profit during the first half of the year, but trucks and trailer orders were delayed but are now arriving in the July/August periods.

Going forward, by September we anticipate that the trucking division with new equipment in place will be able to produce a minimum of $600,000 dollars of operating profit per month which with other divisional operating profits from outbound and inbound automotive services and from maintenance and repair terminals joined with new governmental services, the Logistics division should be able to produce after SG&A between $0.8 million and $1.0 million of operating profit per month.

BALANCE SHEET IMPROVEMENTS AND DEBT BREAKDOWN

As of June 30, 2006, TMM’s total nominal debt was $311.4 million of which $158.7 million is related to the Company’s outstanding Notes and is supported by $161.3 million in a combination of cash on hand, marketable securities and receivables from KCS, and $152.7 million is supported with shipping assets and with long-term contracted revenues.

DIVISIONAL RESULTS (All numbers in thousands)

Second Quarter 2006

	Ports	Maritime	Logistics	Corporate and Others	Total

Revenues	1,729	36,945	22,607	(16)	61,265

Costs	1,199	27,712	20,168	35	49,114

Gross Result	530	9,233	2,439	(51)	12,151

Gross Margin	30.7%	25.0%	10.8%	(318.8%)	19.8%

SG & A (Estimate)	395	1,273	1,860	5,438	8,966

Operating Results	135	7,960	579	(5,489)	3,185

Operating Margin	7.8%	21.5%	2.6%	n.a	5.2%

*Second Quarter 2005

	Ports	Maritime	Logistics	Corporate and Others	Total

Revenues	8,608	42,702	24,402	(40)	75,672

Costs	7,390	36,929	23,892	(62)	68,149

Gross Result	1,218	5,773	510	22	7,523

Gross Margin	14.1%	13.5%	2.1%	55.0%	9.9%

SG & A (Estimate)	1,076	1,058	1,240	4,078	7,452

Operating Results	142	4,715	(730)	(4,056)	71

Operating Margin	1.6%	11.0%	(3.0%)	n.a	0.1%

First Six Months 2006

	Ports	Maritime	Logistics	Corporate and Others	Total

Revenues	3,833	68,134	51,766	(76)	123,657

Costs	2,370	52,097	47,073	(111)	101,429

Gross Result	1,463	16,037	4,693	35	22,228

Gross Margin	38.2%	23.5%	9.1%	46.1%	18.0%

SG & A (Estimate)	782	2,594	3,433	10,518	17,327

Operating Results	681	13,443	1,260	(10,483)	4,901

Operating Margin	17.8%	19.7%	2.4%	n.a	4.0%

*First Six Months 2005

	Ports	Maritime	Logistics	Corporate and Others	Total

Revenues	17,496	72,632	50,162	(73)	140,217

Costs	14,378	62,833	47,088	(89)	124,210

Gross Result	3,118	9,799	3,074	16	16,007

Gross Margin	17.8%	13.5%	6.1%	21.9%	11.4%

SG & A (Estimate)	2,112	2,001	2,486	8,170	14,769

Operating Results	1,006	7,798	588	(8,154)	1,238

Operating Margin	5.7%	10.7%	1.2%	n.a	0.9%

*Under Continuing Operations

CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, July 28 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 800-219-6110 (domestic) or 303-262-2050 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 34465.

A replay of the conference call will be available through August 4, at 11:59 p.m. Eastern Time, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11065088. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 34465.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Revenue from freight and services	61.265	75.672	123.657	140.217

Cost of freight and services	(45.463)	(66.831)	(95.082)	(121.527)

Depreciation of vessels and operating equipment	(3.651)	(1.318)	(6.347)	(2.683)

	12.151	7.523	22.228	16.007

Administrative expenses	(8.966)	(7.452)	(17.327)	(14.769)

Operating income	3.185	0.071	4.901	1.238

Other expenses - Net	(0.615)	(0.683)	(0.461)	(0.626)

Financial (expenses) income - Net	(6.648)	(22.370)	(13.605)	(42.281)

Amortization of expenses related to debt	(1.110)	(7.230)	(18.351)	(10.645)

Exchange (loss) gain - Net	(2.065)	0.468	(2.356)	0.295

Net financial cost	(9.823)	(29.132)	(34.312)	(52.631)

Loss before taxes and profit sharing	(7.253)	(29.744)	(29.872)	(52.019)

Benefit for taxes and profit sharing	1.124	7.173	2.799	8.302

Net loss before discontinuing operations	(6.129)	(22.571)	(27.073)	(43.717)

Income from discontinuing operations				1.364

(Loss) income from disposal discontinuing business	(0.675)	11.592	99.391	188.004

(Loss) income from the period	(6.804)	(10.979)	72.318	145.651

Attributable to :

Minority Interest	0.554	0.768	0.773	1.606

Equity holders of GTMM, S.A.	(7.358)	(11.747)	71.545	144.045

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.13)	(0.21)	1.26	2.53

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.13)	(0.21)	1.26	2.53

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	June 30,	December 31,
	2006	2005

Current assets:
Cash and cash equivalents	36.403	400.809

Marketable securities	35.000

	71.403	400.809

Accounts receivable
Accounts receivable - Net	40.468	43.267

Other accounts receivable	18.501	19.615

Prepaid expenses and others current assets	8.629	7.295

Total current assets	139.001	470.986

Long Term account receivable	89.938	48.763

Property, machinery and equipment - Net	238.028	166.661

Other assets	21.027	23.160

Deferred taxes	86.958	83.556

Total assets	574.952	793.126

Current liabilities:
Bank loans and current maturities of long term liabilities	35.349	35.546

Suppliers	12.786	22.755

Other accounts payable and accrued expenses	28.494	48.845

Total current liabilities	76.629	107.146

Long–term liabilities:
Bank loans and other obligations	279.803	524.763

Other long–term liabilities	23.984	24.471

Total long–term liabilities	303.787	549.234

Total liabilities	380.416	656.380

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	85.998	14.454

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(3.804)	1.422

	185.595	119.277

Minority Interest	8.941	17.469

Total stockholders’ equity	194.536	136.746

Total liabilities and stockholders’ equity	574.952	793.126

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Cash flow from operation activities:
Net loss before discontinuing operations	(6.129)	(22.571)	(27.073)	(43.717)

Charges (credits) to income not affecting resources:
Depreciation & amortization	5.590	5.886	11.177	13.595

Deferred Income Taxes	(1.260)	(8.194)	(3.401)	(9.647)

Income from discontinued operation	(0.675)		68.715

Other non-cash items	2.978	(5.045)	17.167	0.905

Total non-cash items	6.633	(7.353)	93.658	4.853

Changes in assets & liabilities	(0.089)	31.316	(38.268)	30.736

Total adjustments	6.544	23.963	55.390	35.589

Net cash provided (used in) by operating activities	0.415	1.392	28.317	(8.128)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.381	1.132	8.901	1.221

Payments for purchases of assets	(30.419)	(8.951)	(96.755)	(12.207)

Acquisition of share of subsidiaries	(19.070)	(34.059)	(19.070)	(34.059)

Sale of share of subsidiaries		183.712		191.804

Dividens paid to minority partners	(1.680)		(1.680)

Net cash (used in) provided by investment activities	(50.788)	141.834	(108.604)	146.759

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.150)	(0.150)	(0.150)	(0.300)

Principal payments under capital lease obligations				(0.025)

(Repurchase) sale of accounts receivable (net)		(69.974)		(74.972)

Repayment of long-term debt	(6.486)	(68.383)	(340.432)	(68.858)

Proceeds from issuance of long-term debt	21.800	1.589	91.463	3.325

Net cash provided (used in) by financing activities	15.164	(136.918)	(249.119)	(140.830)

Net (decrease) increase in cash	(35.209)	6.308	(329.406)	(2.199)

Cash at beginning of period	106.612	44.641	400.809	53.148

Cash at end of period	71.403	50.949	71.403	50.949

*Prepared in accordance with International Financial Reporting Standards (IFRS).

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.